Exhibit 99.2

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States but for Mr. Lucas who is a citizen of France. Also set forth below is the number of shares of Class C Common Stock beneficially owned by such persons as of market close on June 3, 2026. Shares reflected include the following number of shares of Class C Common Stock received in the in-kind distributions described further in this Amendment No. 14 and related transfers: on April 16, 2026: Egon Durban (30,187), Kenneth Hao (27,940), Gregory Mondre (28,284), Joseph Osnoss (9,038), and Christian Lucas (4,890). Additionally on June 1, 2026, June 2, 2026 and June 3, 2026, (i) Mr. Durban directed 24,091, 17,490 and 7,487 shares of Class C Common Stock, respectively, deemed received by Mr. Durban on such dates to a charitable foundation, (ii) Mr. Mondre directed 16,370, 11,866 and 5,080 shares of Class C Common Stock, respectively, deemed received by Mr. Mondre on such dates to a charitable foundation and (iii) a trust affiliated with Mr. Hao directed 5,072, 3,658 and 1,569 shares of Class C Common Stock, respectively, deemed received by such trust on such dates to a charitable foundation.

In the past 60 days, there have been no other transactions by such persons in the Class C Common Stock, except that (i) on April 16, 2026 a trust affiliated with Mr. Durban sold 7,000 shares of Class C Common Stock at an average weighted price of $193.58, (ii) April 16, 2026 a charitable foundation related to Mr. Mondre sold 26,150 shares of Class C Common Stock at a weighted average price of $191.12, on June 2, 2026 a charitable foundation related to Mr. Mondre sold 38,484 shares of Class C Common Stock at a weighted average price of $441.17, on June 2, 2026 Mr. Mondre sold 96,210 shares of Class C Common Stock at a weighted average price of $441.17, (iii) on April 16, 2026 and June 2, 2026, a trust affiliated with Mr. Hao donated 28,869 and 17,532 shares of Class C Common Stock, respectively to a charitable foundation related to Mr. Hao which sold such shares of Class C Common Stock upon receipt, and (iv) on April 16, 2026 and June 2, 2026, investment entities affiliated with Mr. Hao, sold 489 and 11,416 shares of Class C Common Stock, respectively, at average weighted prices of $193.71 and $438.69, respectively.

Name	Business Address	Principal Occupation	Class C Common Stock Beneficially Owned
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	1,360,242
Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.	0
Christian Lucas	c/o Silver Lake 60 Avenue John F. Kennedy L-1855 Luxembourg	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	128,830
Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	585,940
Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	187,488